June 21, 2011

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Patrick Gilmore, Sr.
Asst. Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

Re:          FalconStor Software, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 10, 2011
File No. 000-23970

Mr. Gilmore:

FalconStor Software, Inc. (the “Company,” “FalconStor,” “we,” “our,” or “us”) has received your letter dated June 7, 2011 containing a comment on the Company’s above referenced Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2011.  This letter is being filed in response to the comment set forth in your letter.

For your convenience of reference, we have set forth your comment in bold below, with the Company’s response following such comment.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Part II.  Other Information

Item 1.  Legal Proceedings

Internal Investigation, page 36

Comment 1:

We note your response to prior comment 1 that you believe you have appropriately disclosed the improper payments in your Form 10-K and that the disclosure provided a clear understanding of what the improper payments represented.  We also note the disclosure in your Form 10-Q for the quarterly period ended March 31, 2011 related to the improper payments.  Based on these disclosures, we continue to believe that the details related to these payments remain unclear.  Please provide us more detail related to the improper payments and how you considered enhancing your disclosures to include the following:

•	the total amount of improper payments made to the customer;

•	the various forms of compensation paid including the total amounts for each form (e.g. cash, stock, etc.);

•	the titles of the three company employees that were involved with these payments and whether they are currently employed by the company;

•	the name of the customer that received these payments; and

•	the amount of revenue recognized from this customer for each year presented.

If the amount of revenue recognized from this customer was material, tell us whether you are continuing to earn revenue from this customer or whether your business relationship with this customer has ceased.  Furthermore, tell us whether the amount of revenue earned from this customer going forward will be impacted by the discovery of the improper payments and how you considered disclosing such information in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section. Please refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response:

On a supplemental basis, below please find additional details related to the improper payments allegedly made in connection with the Company’s licensing of software to one customer (“Customer A”), as described under Item 1.  Legal Proceedings of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2011 (the “March 2011 10-Q”).

•
The Staff of the SEC is advised that the amount of revenue recognized from Customer A is not material as it did not constitute at least 10% of the Company’s revenue for the fiscal years ended December 31, 2010, 2009 and 2008 (see further details below).

•
Since the Company and Customer A became aware of the improper payments allegedly made,  and since the Company’s investigation into such payments commenced, FalconStor has continued its business relationship with Customer A.  Customer A has continued to pay for maintenance and FalconStor has continued to perform maintenance under existing contracts ,  and FalconStor and Customer A have discussed potentially deploying new FalconStor product solutions.  The Company does not expect that the matters surrounding the improper payments should have a material adverse effect on future revenues from Customer A or the Company’s net sales, revenues or income from continuing operations as a whole.

•
FalconStor believes it has made appropriate disclosure related to the alleged improper payments and the results of the discovery of such payments in the Management’s Discussion and Analysis of Financial Condition and Results of Operation section of the March 2011 10-Q.  To reiterate, the results of the Company’s investigation to date have determined that the improper payments did not have and are not reasonably expected to have a material adverse effect on the Company’s net sales, revenues or income from continuing operations, and therefore, additional information was not necessary to an understanding of the Company’s financial condition and operating performance and its prospects for the future.

    With respect to the specific requests for additional details made in your letter, please be advised as follows.

•
the total amount of improper payments made to the customer; the various forms of compensation paid including the total amounts for each form (e.g. cash, stock, etc.) -  In light of the ongoing criminal investigation by the U.S. Attorney’s Office for the Eastern District of New York, FalconStor believes that disclosure of the amount of improper payments made to the customer and the various forms of compensation is premature at the present time.  FalconStor does not want to make any disclosure which could be construed to interfere with the ongoing criminal investigation.  Moreover, the Company does not have access to certain information -- collected by the U.S. Attorney’s Office in the course of its investigation -- which could impact the “total” amount of any improper payments.  The Staff is advised that the Company continues to monitor this matter and intends to update its disclosure as appropriate.

•
the titles of the three company employees that were involved with these payments and whether they are currently employed by the company - As previously disclosed in the March 2011 10-Q, the Special Committee concluded that no more than three Company employees were knowingly involved in procuring these payments.  The three employees allegedly involved were ReiJane Huai, FalconStor’s then-President and Chief Executive Officer and the Chairman of its Board of Directors, a FalconStor sales manager (“Employee B”) and another FalconStor sales employee (“Employee C”).  None of these employees is currently employed by FalconStor and FalconStor does not believe that either Employee B or Employee C was a “key” employee and accordingly disclosure of their respective titles is not material.

•
the name of the customer that received these payments - FalconStor determined not to identify Customer A because the identity of Customer A is not material to investors due to Customer A’s relative significance to the Company’s annual revenues (see further details below), and revealing such identity will likely harm the Company’s ongoing and continuing business relationship with Customer A.

•
the amount of revenue recognized from this customer for each year presented - The amount of revenue recognized from Customer A during the fiscal years ended December 31, 2010, 2009 and 2008 was approximately $1.7 million, or 2.1% of annual revenues, $7.2 million, or 8.0% of annual revenues, and $4.1 million, or 4.7% of annual revenues, respectively.

We believe that our responses have fully addressed your questions. We would be pleased to answer any questions you may have with regard to our responses.  If you have any questions please call me at (631) 962-1114.

Sincerely,

/s/ James Weber
James Weber
Chief Financial Officer
FalconStor Software, Inc